UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 19, 2011

SEVEN ARTS PICTURES PLC
(Exact name of registrant as specified in its charter)

England	333-158669
(State or other jurisdiction of incorporation)	(Commission File Number)
136-144 New Kings Road London SW6 4LZ, UK	W1J 7SG
(Address of principal executive offices)	(Zip Code)

44 (203) 006-8222
Registrant's telephone number, including area code

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐.

Officers of Her Majesty’s Revenue & Customs (“HMRC”) attended the offices of Seven Arts Pictures plc (the “Company”) in London on Tuesday, July 19, 2011.  Documents were retained appertaining to arrangements involving the subscription for shares in a number of companies which had lost value, resulting in subscribers making claims to tax relief.

The Company’s participation in these transactions was limited to the Company’s transfer of rights to certain motion pictures to the investors in return for their investments in the production and release costs of those pictures and making available   the provision of loans to fund a portion of those investments.  The Company received no tax benefits from the transactions, which were made on arms-length terms. The Company believes that it is not a subject of the HMRC investigation.

In connection with the transactions, the Company did not make any representations or warranties to any party, including the investors, regarding any potential tax benefits related to the transactions. Prior to the closing of the transactions  the  investors obtained and made  available to the Company, an opinion of prominent Queen’s counsel, specializing in United Kingdom tax laws, that the transactions were permitted and acceptable under the terms of the applicable United Kingdom revenue laws. The Company remains confident that the transactions were permitted and acceptable under the terms of the applicable United Kingdom revenue laws.

HMRC has requested interviews with three officers of the Company to discuss whether those officers were involved in the arrangements for subscription of shares in the relevant companies.  The Company is fully cooperating with the investigation.  The Company believes there is no basis for any claim of responsibility of any of its officers or employees.

Based on facts currently know by the Company, there is no need for it to record a contingent liability in its financial statements in connection with the investigation or the related transactions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.

SEVEN ARTS PICTURES PLC

By:	/s/ Peter Hoffman
Peter Hoffman
Chief Executive Officer

August 1, 2011